UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2016

Commission File Number 1-14846

<u>AngloGold Ashanti Limited</u>
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release - **ANGLOGOLD ASHANTI LIMITED PUBLISHES ITS 2015 SUITE OF ANNUAL REPORTS AND ISSUES A NO CHANGE STATEMENT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

31 March 2016

NEWS RELEASE

ANGLOGOLD ASHANTI LIMITED PUBLISHES ITS 2015 SUITE OF ANNUAL REPORTS AND ISSUES A NO CHANGE STATEMENT

AngloGold Ashanti announces that it has today, Thursday, 31 March 2016, published the group's suite of reports for the financial year ended 31 December 2015 and commenced posting the Notice of Annual General Meeting to shareholders which incorporates summarised financial statements for the year under review.

AngloGold Ashanti's suite of 2015 annual reports includes:
- Integrated Report 2015
- Annual Financial Statements 2015
- Sustainable Development Report 2015
- Mineral Resource and Ore Reserve Report 2015
- Notice of the 72nd Annual General Meeting

These reports and documents communicate relevant aspects of AngloGold Ashanti's operating, sustainability and financial performance for the 2015 financial year, from 1 January to 31 December 2015 and are available at www.aga-reports.com.

The Group Annual Financial Statements for the year ended 31 December 2015, on which Ernst & Young Inc. issued an unqualified audit report, does not contain any material changes to the International Financial Reporting Standards financial statements published on 22 February 2016 on the Stock Exchange News Service of the JSE Limited. The unqualified audit report issued by Ernst & Young is available for inspection at the registered office of the Company. The Company, however, draws attention to the non-adjusting events subsequent to year end as set out in the Group Note 38 of the Annual Financial Statements 2015.

The Annual General Meeting of AngloGold Ashanti shareholders will be held on Wednesday, 4 May 2016 at the Auditorium, 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, at 11:00am (SA time).

The board of directors of the Company has determined that:
- The record date for the purposes of receiving notice of the Annual General Meeting (being the date on which a shareholder must be registered in the Company's register of shareholders in order to receive notice of the Annual General Meeting), shall be the close of business on Friday, 18 March 2016; and

- The record date for the purposes of participating in and voting at the Annual General Meeting (being the date on which a shareholder must be registered in the Company's register of shareholders in order to participate in and vote at the Annual General Meeting) shall be the close of business on Friday, 22 April 2016 ("Voting Record Date"). Accordingly, the last day to trade in AngloGold Ashanti securities in order to be eligible to participate in and vote at the meeting is Friday, 15 April 2016.

Further, AngloGold Ashanti's annual report, which includes the annual financial statements for the year ended 31 December 2015, has been filed on Form 20-F with the United States Securities and Exchange Commission (SEC) today, 31 March 2016 and is available on the SEC's website at www.sec.gov and the Company's website at www.aga-reports.com. Shareholders and holders of American Depositary Receipts can request copies of the Company's annual financial statements free of charge from the Company Secretarial Department at companysecretary@anglogoldashanti.com.

ENDS

31 March 2016
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

<u>Contacts</u>

<u>*Media*</u>

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Chris Nthite	+27-83-301-2481	cnthite@anglogoldashanti.com

<u>*Investors*</u>

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
Sabrina Brockman	+1 212 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 31, 2016

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance